[redacted]

13013955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-67229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue , 34th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27 DAY OF February 2013

BY

NOTARY PUBLIC

Notary Public

Signature

Senior Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 11/26/14

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
S. Goldman Advisors, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of S. Goldman Advisors, LLC and Subsidiary (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of S. Goldman Advisors, LLC and Subsidiary as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

MLGW, LLP

New York, New York
February 25, 2013

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 344,300
Fees receivable	398,392
Property and equipment net of accumulated depreciation of $196,822	360,025
Organization costs, net of accumulated amortization of $114,234	45,163
Prepaid expenses and other assets	118,699
Total Assets	$ 1,266,579

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 129,501
Minority interest in net assets of subsidiary	3,637
Member's equity	1,133,441
Total Liabilities and Member's Equity	$ 1,266,579

The accompanying notes are an integral part of this consolidated financial statement.

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority. SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity. SGA will continue indefinitely until terminated.

In February 2012, The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, became the 100% owner of SGA. This ownership change received FINRA approval and did not involve any change in SGA's management, supervisory structure or business activities.

S. Goldman Asset Management, LLC ("SGAM"), a limited liability company formed under Delaware law, is an investment advisor registered with the Securities and Exchange Commission. SGAM's principal place of business is New York, New York. The purpose of SGAM is to provide investment advisory services to its clients. SGAM will continue indefinitely until terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of SGA and its majority owned subsidiary SGAM. All material intercompany balances and transactions have been eliminated in consolidation.

b) Revenue Recognition

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which SGA acts as an underwriter or placement agent. Underwriting income revenue also includes fees earned from providing merger and acquisition and financial restructuring advisory services. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes

SGA is a single member limited liability company. As such, the member is responsible for income taxes that result from SGA's operations. No provision for income taxes is included in the accompanying financial statements. However, SGA is liable for NYC Unincorporated Business Taxes ("UBT").

SGAM is not subject to federal or state income taxes. Each member of the entity is individually liable for income taxes, if any, on such member's share of SGAM's net taxable income. Accordingly, no provision for Federal or State income taxes is reflected in the accompanying financial statements. However, SGAM is liable for UBT.

There is no current provision for UBT due to the current year operating loss. The benefit consists solely of deferred taxes.

Current	$ -
Deferred	(15,000)
	$ (15,000)

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, SGA did not have any unrecognized tax benefits or liabilities. SGA operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

e) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

f) Organization Costs

SGA amortizes organization costs on a straight-line basis over their estimated useful lives, which average five years. Amortization expense charged to operations during 2012 was $31,879.

g) Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

h) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Furniture and fixtures	$ 196,382
Equipment	89,909
Leasehold improvements	270,556
	556,847
Less: accumulated depreciation and amortization	196,822
	$ 360,025

Depreciation and amortization amounted to $69,601 in 2012.

4. RELATED PARTY TRANSACTIONS

SGA is due to receive $424,000 from SGAM, an affiliated entity. Of this amount, $360,000 is for services provided by SGA to SGAM during 2012. This fee represents the total amount of fees received or accrued as of December 31, 2012 from SGAM or any other entity affiliated with the managing member. The remaining $64,000 is for SGAM's allocated share of overhead and administrative costs for 2012. The overhead expense is subject to periodic adjustment. These amounts will be received in 2013.

SGA received consulting fees and reimbursed expenses related to underwriting transactions from S Goldman Capital LLC, an affiliated entity. The total received was approximately $287,000 for 2012.

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2012, SGA's net capital was $273,209 which was $173,209 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was .15 to 1.

6. COMMITMENTS AND CONTINGENCIES

During 2012, SGA entered into a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $22,600 plus escalations. Rent expense totaling approximately $270,000 is charged to the financial statements for the year ended December 31, 2012.

7. PENSION PLANS

a) Defined Benefit Plan

During 2012, the defined benefit plan was transferred to Goldman Group. There was no allocated contribution to SGA for the year ended December 31, 2012.

b) 401(k) Plan

In 2008, SGA formed a new qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions amounted to $52,750 in 2012.

In 2010, SGAM formed a new qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGAM's voluntary contribution will vary depending on the profitability. SGAM's voluntary contributions amounted to $24,000 in 2012.

8. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of SGA's consolidated subsidiary, SGAM:

Total assets	$ 506,910
Total members' deficiency	$ (8,978)
Less total minority interest	(3,637)
Net members' deficiency	$ (12,615)

The members' deficiency of the above entity is not included as capital in the consolidated computation of SGA's net capital.

9. SUBORDINATED BORROWINGS

SGA did not have subordinated borrowings in the year 2012.

10. SUBSEQUENT EVENTS

SGA has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.